Exhibit 99.1

Olympus Pacific Minerals Inc.
Suite 500 – 10 King Street East
Toronto, ON  M5C 1C3

2008 ANNUAL GENERAL MEETING	Notice of Annual General Meeting of Shareholders Management Information Circular Audited Financial Statements Form of Proxy and Notes Thereto Financial Statement Request Form
Place:	Gallery Room TSX Broadcast Centre The Exchange Tower 130 King Street West Toronto, ON M5X 1J2
Time:	3:00 p.m.
Date:	Thursday, June 12, 2008

OLYMPUS PACIFIC MINERALS INC.

CORPORATE DATA
Head Office
Suite 500 – 10 King Street East
Toronto, ON  M5C 1C3

Directors and Officers
David A. Seton –Chairman, Chief Executive Officer & Director
Kevin Flaherty – Director
Jon Morda – Director
John A.G. Seton –Director
T. Douglas Willock – Lead Director
Pamela Campagnoni – Chief Financial Officer
Charles Barclay – Chief Operating Officer
Louis Montpellier (Gowling Lafleur Henderson LLP) – Corporate Secretary
Russell Graham– Vice President, Finance Vietnam
James Hamilton – Vice President, Investor Relations
T. Rodney P. Jones – Vice President, Exploration
Peter Tiedemann – Vice President, Corporate Affairs

Registrar and Transfer Agent
Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, ON  M5J 2Y1

Legal Counsel
Gowling Lafleur Henderson LLP
2300 – 1055 Dunsmuir Street
Vancouver, BC  V7X 1J1

Berns & Berns
767 Third Avenue
New York, NY  10017

Boyle & Co. LLP
1900 - 25 Adelaide Street East
Toronto, ON  M5C 3A1

Auditor Ernst & Young LLP Ernst & Young Tower, TD Centre 222 Bay Street Toronto, ON M5K 1J7
Listing Toronto Stock Exchange Symbol: “OYM” OTCBB (US) Symbol: “OLYMF” Frankfurt Stock Exchange Symbol: “OP6”

Olympus Pacific Minerals Inc.
Suite 500 – 10 King Street East
Toronto, ON  M5C 1C3
(416) 572-2525

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Olympus Pacific Minerals Inc. (hereinafter called the “Company”) will be held in the Gallery Room at the TSX Broadcast Centre, 130 King Street West, Toronto, ON  M5X 1J2, on Thursday, the 12th day of June 2008 at the hour of 3 in the afternoon (local time), for the following purposes:

1.
To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2007 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors therein;

2.	To elect two (2) directors and fix their terms;

3.	To appoint the auditors and to authorize the directors to fix their remuneration; and

4.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice are the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2007, including Management’s Discussion and Analysis of Operating Results, as well as a Management Information Circular, a form of Proxy and a Financial Statement Request Form.  The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy.  Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Management Information Circular accompanying this Notice.  Please advise the Company of any change in your mailing address.

DATED at Toronto, Ontario, this 17th day of April, 2008

BY ORDER OF THE BOARD
(signed) “David A. Seton”
Chairman, Chief Executive Officer & Director

Olympus Pacific Minerals Inc.
Suite 500 – 10 King Street East
Toronto, ON
  M5C 1C3

MANAGEMENT INFORMATION CIRCULAR
(Containing information as at April 17, 2008 unless indicated otherwise)

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Olympus Pacific Minerals Inc. (the “Company”) for use at the Annual General Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Thursday, June 12, 2008 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Management Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE INVESTOR SERVICES INC. (the “Transfer Agent”), Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.  Proxies delivered after that time will not be accepted.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 500, 10 King Street East, Toronto, Ontario, M5C 1C3, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency.  Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting.  If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Company.  Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders.  However, its purpose is limited to instructing the registered shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting.  A Beneficial Shareholder who receives an Broadridge voting instruction form cannot use that form to vote common shares directly at the Meeting.  The voting instruction form must be returned to Broadridge (or instructions respecting the voting of common shares must be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.

This Management Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders.  Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBO’s”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBO’s”).  Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBO’s from intermediaries via their transfer agents.  Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBO’s.  If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

The Company’s OBO’s can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity.  Beneficial shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Management Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons proposed by Management as proxyholders in the accompanying form of proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be taken; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Management Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:                                                     unlimited common shares without par value
Issued and Outstanding:                                           232,392,881 (1) common shares without par value

_______________

Notes:

(1)	As at April 17, 2008

Only shareholders of record at the close of business on April 17, 2008, (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	No. of Shares	Percentage
Dragon Capital Group Limited Ho Chi Minh City, Vietnam	76,679,601 (1)(2)	33%
Zedex Minerals Limited Auckland, New Zealand	31,396,849 (1)(3)	13.51%
_______________

Notes:

(1)	As at the Record Date.

(2)
Of these securities 39,369,227 shares are registered in the name of Vietnam Growth Fund Limited, 19,708,500 shares are registered in the name of Vietnam Enterprise Investments Limited, 16,131,874 are registered in the name of Vietnam

Dragon Fund Limited, 1,270,000 shares are registered in the name of Dragon Capital Markets Limited and 200,000 shares are registered in the name of Dragon Capital Management Limited.

(3)	Mr. John A. G. Seton, director, is the Chairman, director and an insider of Zedex Minerals Limited.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors. At the last annual and special general meeting of shareholders held June 7, 2007 it was determined that the number of directors be fixed at five and to elect directors for terms ranging from one to three years.

The term of office of two of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Under the provisions of the Canada Business Corporations Act (“CBCA”) directors may hold office for a term expiring not later than the close of the third annual meeting following the election. Shareholders will be asked to approve extended terms of office for directors elected for three years as described below. Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office for the term approved by the shareholders or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-Law No. 1 of the Company, or with the provisions of the CBCA.

At the Meeting, Shareholders will be asked to elect: Messrs. David A. Seton and Kevin Flaherty to the Company’s board of directors, each for a term expiring at the third Annual General Meeting of the shareholders following the June 12, 2008 annual general meeting.  At the annual meeting held June 7, 2007, Messrs. John A.G. Seton and T. Douglas Willock, were elected each for a term expiring at the second Annual General Meeting of the shareholders following the date of the 2007 annual and special general meeting; and Mr. Jon Morda for a term expiring at the third Annual General Meeting of the shareholders following the date of the 2007 annual and special general meeting.

The following table and notes thereto sets out the names of each person proposed to be nominated by management for election as a director (a “proposed director”) and their term of office, the province or city and country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Province or City and Country of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Common Shares beneficially owned or directly or indirectly controlled(2)
Nominees for Election as Directors for a Term Expiring on the third Annual Meeting following the June 12, 2008 Annual General Meeting
David A. Seton Chairman, Chief Executive Officer and Director Auckland, New Zealand	Chairman and Chief Executive Officer of Olympus Pacific Minerals Inc.	Since August 23, 1996	23,334
Kevin Flaherty Director Alberta, Canada
Chairman, and Chief Executive Officer  since 2003 (President 1998-2003) and Director of Celtic Minerals Ltd. (a mining exploration and development company) since 1994; Formerly Executive Vice-President, CFO and Director of Tiberon Minerals Ltd.; Currently, director of Meritus Minerals Ltd. since 2005; Keeper Resources Inc. since 2004; Carpathian Gold Inc. and Linear Gold Corp. since 2003.
	Since May 2, 2007	Nil

Other Current Directors

Nominees for Election as Directors for a Term Expiring on the Next Annual Meeting following the June 12, 2008 Annual General Meeting
John A. G. Seton(3)(4)(7) Director Auckland, New Zealand
Lawyer; Executive Chairman and director of Australian-listed Zedex Minerals Limited since October 23, 2003; director of New Zealand-listed SmartPay Limited; Chairman of The Mud House Wine Group Limited.

		Since July 7, 1999	144,245 (5)
T. Douglas Willock (3)(4)(6)(7)(8) Lead Director Ontario, Canada	Currently President and Chief Executive Officer of Polar Star Mining Corporation, a mineral exploration and development company listed for trading on the Toronto Venture Exchange; Formerly Vice President, Corporate Development, Exall Resources Limited from May 1, 2001 to December, 2006.	Since February 16, 2006	91,000
Nominee for Election as Director for a Term of Expiring on the First to Next Annual Meeting following the June 12, 2008 Annual General Meeting.
Jon Morda(4)(6)(8) Director Ontario, Canada	Chartered Accountant; CFO of Alamos Gold, a mineral exploration and gold producing company listed for trading on the Toronto Stock Exchange.	Since August 16, 2005	13,500

Notes:

(1)	The information as to the province and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)
The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)	Denotes member of Corporate Governance Committee. As of June 7, 2007, Mr. Kevin Flaherty is the Chair of the Corporate Governance Committee.

(4)	Denotes member of Compensation Committee. Mr. Willock is the Chair of the Compensation Committee.

(5)
Of these shares, 132,577 are registered in the name of Ngatapa Trust, a trust for which Mr. John Seton is a trustee.  Mr. John Seton is also the Chairman, director and an insider of Zedex Minerals Limited which owns 31,356,849 shares in the capital of the Company.  Mr. John Seton does not have control or direction, directly or indirectly over the shares of Zedex Minerals Limited.

(6)	Denotes member of Audit Committee. Mr. Morda is the Chair of the Audit Committee.

(7)	Denotes member of Nominating Committee. As of June 7, 2007, Mr. Flaherty is the Chair of the Nominating Committee.

(8)
Denotes member of Independent Committee established for the purpose and term of the Zedex Minerals Limited merger. On February 13, 2007 the Independent Committee dissolved. See “Interest of Informed Persons in Material Transactions”.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor.  This information is provided in the Company’s annual information form in the Annual report on Form 20-F dated March 28, 2008 (the “AIF”) with respect to the fiscal year ended December 31, 2007.  The AIF is available for review by the public on the SEDAR website located at www.sedar.com “Company Profiles – Olympus Pacific Minerals Inc.”.  Management of the Company strongly encourages its shareholders to review the AIF.

STATEMENT OF EXECUTIVE COMPENSATION

 “Named Executive Officers” (each an “NEO”) means the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company, or if the Company does not have a CFO, an individual which acted in a similar capacity, regardless of the amount of compensation of that individual, each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent financial year and whose total annualized salary and bonus amounted to $150,000 or more.

The Company has five Named Executive Officers (titles as at December 31, 2007): David A. Seton, the Executive Chairman; Colin D. Patterson, the President and CEO; Peter Tiedemann, the CFO and Corporate Secretary; Charles Barclay, the VP Operations (VN); and Rodney P. Jones, the VP Exploration. The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers for the three most recently completed years of the Company.

Summary Compensation Table

Name and Principal Position	Year(1)	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)(2)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)(3)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
David A. Seton(4) Executive Chairman	2007 2006 2005	180,000 174,375 164,822	137,874 70,319 40,608	N/A N/A N/A	3,000,000 Nil 2,000,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Peter Tiedemann CFO & Corporate Secretary (8)	2007 2006 2005	133,826 65,742 N/A	33,918 N/A N/A	N/A N/A N/A	1,000,000 100,000 N/A	N/A N/A	N/A N/A N/A	N/A N/A N/A
Colin D. Patterson(5) CEO	2007 2006 2005	247,825 192,710 119,603	180,186 70,319 39,554	N/A N/A N/A	1,000,000 Nil 2,000,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Charles Barclay(6) VP Operations	2007 2006 2005	150,479 176,907 N/A	56,739 33,557 N/A	N/A N/A N/A	500,000 1,000,000 N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Rodney P. Jones VP, Exploration	2007 2006 2005	62,500(7) N/A N/A	31,875 N/A N/A	N/A N/A N/A	600,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

NOTES:
(1)	Financial years ended December 31.
(2)	Amounts converted to Canadian dollars using Bank of Canada exchange rates at end of December for each respective year rounded to the nearest dollar.
(3)	Figures represent options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end.
(4)	Mr. Seton was appointed as CEO on February 4, 2008,
(5)	Mr. Patterson was appointed Corporate Technical Advisor on February 4, 2008.
(6)	Mr. Barclay was appointed Chief Operating Officer on March 17, 2008.
(7)	Mr. Jones joined as VP - Exploration on August 6, 2007.
(8)	Mr. Tiedemann was appointed VP – Corporate Affairs of the Company on March 17, 2008. Prior to that, he was the CFO and Corporate Secretary.

Long Term Incentive Plan Awards

A long-term incentive plan (“LTIP”) is any plan providing compensation intended to motivate performance over a period greater than one financial year.  A LTIP does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale.  The Company did not have a LTIP during the recently completed fiscal year ended December 31, 2007.

Stock Appreciation Rights

A stock appreciation right (“SAR”) is a right granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer’s shares.  No SARs were granted to or exercised by the Named Executive Officers during the recently completed fiscal year ended December 31, 2007.

Option Grants During The Most Recently Completed Financial Year

The following table sets forth information concerning grants of stock options during the financial year ended December 31, 2007 to the Named Executive Officers pursuant to the rules and policies of the Exchange and in accordance with the provisions of the Canada Business Corporations Act and the Regulations thereunder.

NEO Name	Securities Under Options Granted	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
David A. Seton	3,000,000	34%	0.75	0.59	March 5, 2012
Peter Tiedemann	1,000,000	11%	0.65	0.59	March 5, 2012
Colin Patterson	1,000,000	11%	0.65	0.59	March 5, 2012
Charles Barclay	500,000	6%	0.65	0.60	August 15, 2012
Rodney P. Jones	600,000	7%	0.65	0.60	August 15, 2012

Notes:

(1)	Percentage of all of the Company’s options granted during the last fiscal year, including those granted to directors.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SARs Values

The following table sets forth details of all exercises of stock options during the last financial year and December 31, 2007, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Option/SARs at Financial Year-End (#)(1) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-End ($)(2) Exercisable/ Unexercisable
David A. Seton	Nil	Nil	4,056,938/1,043,062	260,000/Nil
Peter Tiedemann	Nil	Nil	752,313/347,687	Nil/Nil
Colin Patterson	Nil	Nil	2,652,313/347,687	260,000/Nil
Charles Barclay	Nil	Nil	1,293,920/206,080	55,000/Nil
Rodney P. Jones	Nil	Nil	312,500/287,500	Nil/Nil

Notes:

(1)           As freestanding SARs have not been granted, the number of shares relate solely to the Company’s options.
(2)
Calculated using the closing price of common shares of the Company on the Exchange on December 31, 2007, being the last trading day of the Company’s shares for the financial year, of $0.45 per share, less the exercise price per share.

No stock options held by the Named Executive Officers were repriced during the financial year ended December 31, 2007. The Company has not granted any freestanding SARs.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service of the Company’s officers and key employees.  The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company currently has the following arrangement set forth below in place with respect to remuneration received or that may be received by the executive officers or directors of the Company in respect of compensating such officer or director in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control.

During the first quarter of 2008, the following changes occurred in senior management in preparation for the Company’s anticipated growth with plans to increase production and expand its operations:  Mr. David A. Seton, the Company’s Executive Chairman, was also appointed its Chief Executive Officer.  Mr. Colin Patterson, who had been the Company’s Chief Executive Officer and President, became Corporate Technical Advisor.  Mr. Charles Barclay, who had been Vice President, Operations Vietnam, was appointed Chief Operating Officer.  Mr. Peter Tiedemann, who had been the Company’s Chief Financial Officer and Corporate Secretary, became the Company’s Vice President, Corporate Affairs.  Ms. Pamela Campagnoni, who had been Vice President, Finance, was appointed Chief Financial Officer.  Mr. Louis Montpellier, of Gowling Lafleur Henderson LLP, was appointed as Corporate Secretary and Mr. James Hamilton was appointed Vice President, Investor Relations.  The Company is currently finalizing the terms of its various employment and management contract agreements with Messrs. Seton, Barclay, Montpellier, Hamilton and Tiedemann and Ms. Campagnoni.

Under the terms of a management services agreement dated July 16, 2005, (the “Management Services Agreement”), between the Company and Orangue Holdings Limited (“Orangue”), a company associated with David A. Seton, Chairman and Chief Executive Officer the Company, it was agreed that Orangue would provide David A. Seton to serve as Chief Executive Officer of the Company for a period of two years at a rate of US$150,000 per year with annual bonus up to a maximum of $150,000 measured against objectives set by the Board.  Under the Management Services Agreement, the Consultant received 1,000,000 fully vested stock options of the Company and an additional 1,000,000 vesting on achievement of set objectives.  The Company can terminate the Management Services Agreement by paying a severance to Orangue equal to three months or six months of services depending if the termination occurs within the first 12 months or the last 12 months of the Management Services Agreement, respectively.  The Company agrees that if Mr. Seton elects to terminate his services based on the sole reason that there has been a Takeover of Control, the Company shall be obligated to provide Mr. Seton with a severance payment following the date of resignation consisting of the following:

(a) Fees through to the date of resignation, reimbursable expenses, plus any unpaid awards;

(b) In lieu of further fee for periods subsequent to the date of resignation, an amount equivalent to one year’s fee, calculated on the basis of the:

(i) monthly fee at the highest rate in effect during the six month period immediately preceding the date of resignation multiplied by twelve, and

(ii)  highest half yearly bonus paid in the previous 24 months multiplied by 2;

(c) In lieu of common shares of the Company issuable upon exercise of options, if any, previously granted and remaining unexercised, which options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate spread between the exercise price of all vested and unvested options held by the Consultant and the higher of:

 (i) the average of the closing prices of the Company’s common shares as reported on the TSX (or such other stock exchange on which the Company’s share may be listed) for 30 days preceding the date of resignation or
(ii)  the average price actually paid for the most highly priced one percent (1%) of the Company’s common shares; and

(d) Mr. Seton can elect to waive the application of (c).   With the waiver election, Mr. Seton’s options on shares of the Company shall remain in full force and effect for one year from the date of termination.

On March 22, 2007, an extension and amendment of the existing July 16, 2005 contract was signed.  The extension period covers from July 16, 2007 to July 16, 2009.  Main amendments to the contract:

(a) $180,000 CAD per annum and half-yearly bonus of up to 50% of the annual fee each January and July at the discretion of the Board with no performance criteria;

(b)  grant of 3,000,000 five-year share options exercisable (subject to TSX approval) at CAD 0.75 a share.  The share options will be vested over 2 years (1/3 immediately, 1/3 on 16 July  2008 and 1/3 on the earlier of 16 July 2009 and completion of contract;

(c) “takeover of control” definition to include an involuntary change in composition of the majority board.

In addition to his role as Executive Chairman, Mr. David Seton has been appointed as Chief Executive Officer effective February 4, 2008.   The terms of his new contract are being finalized.

Effective February 4, 2008, Colin Patterson has taken on the role of Senior Technical Advisor to the Board with his contract extending to June 2009 in order for the Company to focus on achieving technical success in its major exploration and development projects.   After the first six months as Senior Technical Advisor, the salary will be changed to equal 50% of the then current salary for the next twelve months.  Under the terms of the original management services agreement dated July 16, 2005 between the Company and Momentum Resources International Pty Ltd., a company owned by Colin Patterson, it was agreed that Colin Patterson would provide two years of service as President of the Company with the following details:

(i.)	For an annual fee of US $156,000 per year;

(ii.)	Half-yearly incentive bonus up to a maximum of 50% of the annual fee based on Board review and approval of set objectives;

(iii.)	On two occasions, options to purchase 1,000,000 shares at a specified price; and

(iv.)
The Company can terminate the agreement by paying a severance amount equal to three months or six months of services depending if the termination occurs within the first 12 months or the last 12 months of the Management Services Agreement, respectively.

On March 22, 2007, an extension and amendment of the existing July 16, 2005 contract was signed.  The extension period covers from July 16, 2007 to July 16, 2009.  Main amendments to the contract:

i	an annual fee of $250,000 USD per annum;

ii
grant of 1,000,000 five-year share options exercisable (subject to TSX approval) at CAD 0.65 a share.  The share options will be vested over two years (1/3 immediately, 1/3 on 16 July 2008 and 1/3 on the earlier of 16 July 2009);

iii	“takeover of control” definition to include an involuntary change in composition of the majority board;

iv	amendment to providing for six month’s pay in lieu of the current three months for termination without cause; and

v	bonus paid out at discretion of Board based on amended guidelines as agreed upon by Mr. Patterson, Chairman of the Board and Chairman of the Compensation Committee.

If Mr. Patterson resigns as a result of a takeover of control, the Company must pay the following:

(i)	his fees from notice of resignation to the date of the resignation plus any awards previously made available that are unpaid at the time;
(ii)
in lieu of further fees subsequent to date of resignation, one year’s fee and bonus based on Mr. Patterson’s highest monthly fees in effect during the previous six months period immediately preceding the date of resignation multiplied by twelve and highest half year bonus paid in the previous 24 months multiplied by 2;

(iii)
in lieu of common shares of the Company issuable upon exercise of options, if any, previously granted and remaining unexercised, these options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate spread between the exercise price of all vested and unvested options held by Mr. Patterson ,  and the higher of :

1.	the average of the closing prices of the Company’s common shares as reported on the TSX or
2.	the average price actually paid for the most highly priced one percent (1%) of the Company’s common shares, however and for whatever reason by any person who achieves control of the Company;
(iv)	Mr. Patterson can elect to waive (iii) resulting in Mr. Patterson’s options on shares of the Company remaining in full force and effect for one year from the date of termination.

Effective February 4, 2008, Charles Barclay was appointed Chief Operating Officer.  The terms of his new contract are being finalized.  Under the terms of the original management services agreement dated June 5, 2006 between the Company and Action Management Ltd., a company owed by Charles Barclay, VP Operations, it was agreed that Mr. Barclay would provide two years of service as VP Operations:

(i.)	at an annual fee of US $151,800

(ii.)	With a semi-annual bonus of up to a maximum of 25% of the annual fee based on Board review and approval of set objectives.

(iii.)	Options to purchase 1,000,000 shares at a specified price based on specific criteria.

(iv.)
The Company can terminate the agreement by paying a severance amount equal to three months or six months of services depending if the termination occurs within the first three months or after the first three months of the Management Services Agreement, respectively.

If Mr. Barclay resigns as a result of a takeover of control, the Company must pay the following:

i.	his fees from notice of resignation to the date of the resignation plus any unpaid awards previously made available ;

ii.
in lieu of further fees subsequent to date of resignation, one year’s fee and bonus based on Mr. Barclay’s highest monthly fees in effect during the previous six months period immediately preceding the date of resignation multiplied by twelve and highest half year bonus paid in the previous 24 months multiplied by 2;

iii.
in lieu of common shares of the Company issuable upon exercise of options, if any, previously granted to Mr. Barclay under the Company’s incentive programs and remaining unexercised, which options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate spread between the exercise price of all options held by Mr. Barclay, whether or not then fully exercisable,  and the higher of (a)  the average of the closing prices of the Company’s common shares as reported on the TSX or (b) the average price actually paid for the most highly priced one percent (1%) of the Company’s common shares, and

iv.	Mr. Barclay can elect to waive the application of (iii) whereupon Mr. Barclay’s options on shares of the Company shall remain in full force and effect for one year from the date of termination.

Effective March 17, 2008, Mr. Tiedemann transitioned from his role as Chief Financial Officer and Corporate Secretary to that of VP – Corporate Affairs.  Pamela Campagnoni assumed the role of Chief Financial Officer and Louis Montpellier of Gowling Lafleur Henderson LLP became the Corporate Secretary effective the same date.  The terms of Mr. Tiedemann’s new contract are being finalized.  Under the terms of the original service agreement dated April 1, 2007 between the Company and Wholesale Products Trading Limited, a company associated with Peter Tiedemann, it was agreed that Mr Tiedemann was to serve as Chief Financial Officer of the Company effective on the date of the agreement until terminated. Mr. Tiedemann, As Chief Financial Officer was compensated as follows:

(i)	Paid at a monthly fee of US$11,250 (yielding an annual fee of US$135,000), subject to adjustments made pursuant to the terms of the agreement;

(ii)
Half-yearly reviews of performance to be carried out on February 1 and August 1 2008 which will be measured against Set Objectives; which based on this review, the Board may at its discretion, pay a half-yearly incentive bonus of up to 12.5% of the Annual Fee each January and July for as long as Mr. Tiedemann continues to provide service to the Company;

(iii)
On the date of the Agreement and subject to regulatory acceptance, Mr. Tiedemann will receive options to purchase capital in the Company at any time up to and including a date five years from the date of this Agreement 1,000,000 shares at $0.65 per share and will vest 1/3 on issue, 1/3 at the end of year one and 1/3 at the end of two years.

(iv)
This service agreement may be terminated by Mr. Tiedemann by giving the Company at least six weeks written notice, provided that the Company shall have the right to give written notice to Mr. Tiedemann that the Company is waiving the full notice period and is permitting this Agreement and the services of Mr. Tiedemann to be terminated upon a date that is less than six weeks after the date of Mr. Tiedemann’s Termination Notice as determined by the company and further provided that all fees, benefits, and bonuses payable to Mr. Tiedemann and all other obligations of the Company to Mr. Tiedemann shall cease upon such termination.  The Company may terminate this agreement and the engagement of Mr. Tiedemann without cause, in which event, the Company is obligated to provide Mr. Tiedemann with a severance pay shall be payable following the notice of the termination and shall consist of the following amounts:

(a)	Mr. Tiedemann’s full fee though the date of, plus any unpaid awards previously made;

(b) in lieu of further fee for the periods subsequent to the date of Company’s Notice of Termination, a severance payment equal to six (6) months of then existing annual fee;

(c ) options on shares of the Company shall remain in full force and effect for the balance of the term of such options and the option agreements shall be deemed to have been amended, to the extent required, to the effect that any of such provision which would otherwise delay the vesting of such options or terminate such options as a result of the termination of Mr. Tiedemann’s services shall be null and void.

The Company agrees that if Mr. Tiedemann elects to terminate his services based on the sole reason that there has been a Takeover of Control, then the Company shall be obligated to provide Mr. Tiedemann with a severance payment which shall consist of:

(a)	Mr. Tiedemann’s full fee through to the Date of Resignation plus any unpaid awards previously made;

(b)	in lieu of further fee for periods subsequent to the Date of Resignation, an amount equivalent to one year’s fee,

(c)
in lieu of common shares of the Company issuable upon exercise of options, if any, previously granted to  Mr. Tiedemann and remaining unexercised.  These options shall be cancelled upon the payment equal to the aggregate spread between the exercise price of all options held by Mr. Tiedemann whether or not fully exercisable, and the higher of (i) the average closing prices of the Company’s common shares as reported on the TSX (or such other stock exchange on which the Company’s share may be listed) for 30 days preceding the Date of Resignation or (ii)  the average price actually paid for the most highly priced one percent (1%) of the Company’s common shares.

(d)	Mr. Tiedemann has the right to elect to waive (c). As a result of the waiver, his options shall remain in full force and effect for one year from the date of termination.

Under the terms of the service agreement dated August 6, 2007 between the Company and Mr. T.   Rodney P. Jones, VP Exploration, it was agreed that engagement of Mr. Jones will commence on the date of this Agreement and continue until terminated.  As VP Exploration, Mr. Jones will be paid a monthly fee of $12,500 (yielding an annual fee of $150,000).    For as long as Mr. Jones continues to provide services to the Company pursuant to this Agreement, the Board or Committee will carry out half-yearly reviews of his performance which will be measured against Set Objectives.  Based on this review, the Board may at its discretion pay a half-yearly incentive bonus of up to 50% of the Annual fee each January and July.  On the date of this Agreement and subject to regulatory acceptance, Mr. Jones will receive options to purchase capital in the Company at any time up to and including a date five years from the date of this Agreement 600,000 shares in the capital of the Company at a price set on the day of the Board Approval.  The options will be non-transferable except to an entity controlled by Mr. Jones and will vest as to 1/6 on issue, 1/3 at the end of one year and the remaining 1/2 at the end of  two years.  In an amendment to his contract included in exhibit 3.25, the options will vest 1/3 on issue and 1/3 at the end of one year and 1/3 at the end of two years.  Mr. Jones may terminate this Agreement and by giving the Company at least six (6) weeks written notice (the “Manager’s Termination Notice”), provided that the Company shall have the right to give written notice to Mr. Jones that the Company is waiving the full notice period and is permitting this Agreement and the services of Mr. Jones to be terminated upon a date that is less than six (6) weeks after the date of Mr. Jones’ Termination Notice.   Any monies owed by Mr. Jones to the Company up to the date of termination shall then be paid by Mr. Jones to the Company.

The Company may terminate this agreement and the engagement of Mr. Jones without cause, in which event the Company shall be obligated to provide Mr. Jones with a severance payment in lieu of notice equal to:
(a)	Mr. Jones’ full Fee through to the date of termination plus an amount equal to that amount, if any, of any awards previously made which have not been paid;
(b)	in lieu of further fee for periods subsequent to the date of the Company’s Notice of Termination, a severance payment equal to six (6) months of Mr. Jones’ then existing annual fee; and
(c)	Mr. Jones’ options on shares of the Company shall remain in full force and effect for the balance of the term of such options and the option agreements shall be deemed to have been amended.

If Mr. Jones elects to terminate his services based on the sole reason that there has been a Takeover of Control, the Company shall be obligated to provide the Manager with a severance payment which shall consist of the following amounts:
(a)	The Manager’s full fee through to the Date of Resignation, plus any unpaid awards previously made to the Manager ;
(b)	In lieu of further fee for periods subsequent to the Date of Resignation, an amount equivalent to one year’s fee;
(c)
In lieu of common shares of the Company issuable upon exercise of options, if any, previously granted and remaining unexercised.  These options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate spread between the exercise price of all options held by the Manager, whether or not then fully exercisable, and the higher of:

•	The average of the closing prices of the Company’s common shares as reported on the TSX for 30 days preceding the Date of Resignation; or
•
The average price actually paid for the most highly priced one percent (1%) of the Company’s common shares, however and for whatever reason by any person who achieves Takeover of Control of the Company; and

(d)	The Manager can elect to waive the application of (c) resulting in the options on shares of the Company remaining in full force and effect for one year from the date of termination.

Other than provided for above and in this Information Circular, as at December 31, 2007, there are no employment contracts between the Company and any Named Executive Officer and the Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 (including periodic payments or instalments) to compensate such executive officer in the event of resignation, retirement or any other termination of the Named Executive Officer’s employment with the Company or its subsidiaries, a change of control of the Company or its subsidiaries, or a change in responsibilities of the Named Executive Officer following a change of control.

Composition of the Compensation Committee

The Company’s Compensation Committee is comprised of three independent directors,  T. Douglas Willock (Chairman), Jon Morda and Kevin Flaherty.  During the first half of the recently completed financial year, Mr. Peter Meredith served as a member of the Compensation Committee until the appointment of Mr. Flaherty on June 7, 2007.  Mr. Meredith was not an officer or employee of the Company during the most recently completed financial year.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Compensation Committee (the “Committee”) of the Board.  The Committee has, as part of its mandate, primary responsibility for making recommendations for approval by the board of directors with respect to the appointment and remuneration of executive officers of the Company.  The Committee also evaluates the performance of the Company’s senior executive officers and reviews the design and competitiveness of the Company’s compensation plans.

Executive Compensation

The Company’s principal goal is to create value for its shareholders.  The Company’s compensation philosophy is based on the objectives of linking the interests of the executive officers with both the short and long-term interests of the Company, of linking executive compensation to the performance of the Company and the individual and of compensating executive officers at a level and in manner that ensures the Company is capable of attracting, motivating and retaining individuals with exceptional executive skills.  The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term.  Base salaries are competitive with corporations of a comparable size and stage of development within the mining industry, thereby enabling the Company to compete for and retain executives critical to the Company’s long-term success.  Incentive compensation is directly tied to corporate performance.  Share ownership opportunities are provided to align the interests of executive officers with the longer-term interests of shareholders.

Compensation for each of the Named Executive Officers consists of a base salary, along with semi-annual incentive compensation in the form of a performance based bonus, and a longer term incentive in the form of stock options.

Base Salary

The Committee approves ranges for base salaries for senior management of the Company based on reviews of market data from peer companies in the mineral exploration industry.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

The Committee has approved agreements with respect to the base salary to be paid to the Executive Chairman, the President and Chief Executive Officer, the Chief Financial Officer and Corporate Secretary, the Vice President, Finance, the Vice President, Exploration, the Vice President, Operations Vietnam, and Vice President, Finance Vietnam.  The Committee’s recommendations for such base salaries are then submitted for approval by the Board of the Company.

Annual Bonus

Senior managers are eligible for semi-annual incentive awards.  Corporate performance, as assessed by the board of directors, determines the aggregate amount of bonus to be paid by the Company to all eligible senior managers in respect of a fiscal year.

The aggregate amount of bonus to be paid will vary with the degree to which targeted corporate performance was achieved for the period.

Stock Options

The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance.  The Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

The Committee has sole discretion to determine the key employees to whom it recommends that grants be made and to determine the terms and conditions of the options forming part of such grants.  The Committee approves ranges of stock option grants for each level of executive officer.  Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position to the Company. See “Particulars of Matters to be Acted Upon” for details of a proposed replacement of the Stock Option Plan.

Employee Benefits

Management of the Company and the Committee believe that the Company’s employee benefits program is comparable to those offered by comparable mining companies.

Performance Graph

The following graph compares the year end investment value in the total cumulative shareholder return on its shares for $100 invested in common shares of the Company on January 1, 2000 with the cumulative total returns of the S&P/TSX Composite Index for the five most recently completed financial years.

	2003	2004	2005	2006	2007
OYM	98	70	72	110	90
S&P/TSX Composite	125	145	180	211	231

Compensation of Directors

Starting in January 2006, the Company compensates its non-independent and independent directors at a rate of $12,000 annually and will evaluate grant of options on a semi-annual basis.  The Company paid a total of $78,000 to directors of the Company during the most recently completed financial year. T. Douglas Willock, lead director of the Company, was paid an additional annual $30,000 in director fees for his role as lead director for the Company’s proposed off-market all equity take-over offer of Zedex Minerals Limited.  See  “Interest of Informed Persons in Material Transactions”.

Incentive stock options to certain of the Company’s directors may be granted during the fiscal year, the details of which are set out in the following tables.

Option Grants in Last Fiscal Year to Directors Who are Not Named Executive Officers

The following stock options were granted to the directors of the Company who were not Named Executive Officers, as a group, during the last financial year ended December 31, 2007:

Option Grants in Last Financial Year to Directors Who are Not Named Executive Officers
(as a group)

Name	Securities Under Options Granted	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Directors who are not Named Executive Officers (4)	1,850,000 250,000	21% 3%	0.59 0.73	1,091,500 182,500	March 5, 2012 May 2, 2012

Notes:

(1)	Percentage of all of stock options granted during the last financial year.

The following table sets forth details of all exercises of stock options during the last financial year ended December 31, 2007, by directors who are not Named Executive Officers of the Company, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values
of Directors Who are Not Named Executive Officers (as a group)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable(2)	Value of Unexercised In-the-Money Options at Financial Year-End ($)(2) Exercisable/ Unexercisable
Directors who are not Named Executive Officers (4)	161,000	45,570	2,364,705/1,368,882	155,400/Nil

Notes:

(1)	Value using the closing price of common shares of the Company on the Exchange on the date exercised less the exercise price per share.

(2)
Value using the closing price of common shares of the Company on the Exchange on December 31, 2007, being the last trading day of the Company’s shares for the financial year, of $0.45 per share, less the exercise price per share.

Other Director Compensation

During the most recently completed financial year, no director of the Company received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts, save for, the Company was billed $133,839 in legal and consulting fees provided by Jura Trust which employs John A.G. Seton, a director of the Company, and Claymore Law where John Seton is a principal.  The services provided are not under contract as the consulting and legal services are provided as required.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) was adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. The corporate governance practices adopted by the Company are set out in the attached Schedule “A”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At any time during the Company’s last completed financial year, no director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year end:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	18,160,324	$0.46	9,724,917
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A
Total:	18,160,324	$0.46	9,724,917

Stock Option Plan

The Company adopted a new Stock Option Plan (the “Plan”), approved by directors on April 24, 2007, which was approved by the shareholders of the Company at the Company’s annual and special general meeting held on June 7, 2007 and must be reapproved every three years.  The purpose of the Plan is to provide an increased incentive for participants to contribute to the future success and prosperity of the Company.  The key features of the Plan are as follows:

Under the Plan, stock options may be granted to directors, officers, employees and consultants of the Company and its affiliates or subsidiaries.

The Plan is a form of “evergreen/rolling maximum” incentive stock option plan which provides for the maximum number of common shares reserved for issuance under such plan to be no more than 12% of the issued and outstanding shares at the time of any stock option grant.   In addition, the number of common shares subject to each option grant will be determined by the Board (or its duly appointed Compensation Committee) provided that any grant of options, may not result in the maximum number of common shares issuable:

(a)	to insiders of the Company, at any time, exceeding 10% of the Company’s issued and outstanding common shares (on a non-diluted basis) on the date of grant;

(b)	to insiders within any one year period exceeding 10% of the Company’s issued and outstanding common shares (on a non-diluted basis) on the date of grant;

(c)	to any one individual insider within a one year period, exceeding 5% of the outstanding common shares (on a non-diluted basis) at the time of the grant; and

(d)	to any non-employee directors, as a group, exceeding 5% of the outstanding common shares (on a non-diluted basis) at the time of grant;

The exercise price of any options granted shall be determined by the Board of Directors and shall not be less than the volume weighted average trading price of the common shares on the TSX, or another stock exchange where the majority of the trading volume and value of the listed shares occurs, for the five trading days immediately prior to the date of grant (or, such other price required by the TSX) (calculated by dividing the total value by the total volume of securities traded for the relevant period) (“Market Price options may be exercisable for a period of time fixed by the Board of Directors, not to exceed a maximum of up to five years (and may be adjusted to 10 days if the expiry date falls with a blackout period imposed by the Company), such period and any vesting schedule to be determined by the Board of Directors (or Compensation Committee) of the Company, and are non-assignable, except in certain circumstances.

The options are non-assignable and non-transferable.  The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan. Options granted to any optionee who is a director, employee, consultant or management company employee must expire on the earlier of  (i) ninety (90) days after the optionee ceases to be in a least one of these categories, unless amended by the board to provide a longer period; or (ii) the date the option expires in accordance with its terms; or (iii) the date provided for in any employment or consulting agreement between such optionee and the Company, however shareholder approval is required to be obtained should this cause options held by an optionee who is an insider of the Company to be extended beyond their original expiry. If an optionee ceases to be employed or retained by the Company for cause or if an optionee is removed from office as a director or becomes disqualified from being a director by law, any option or the unexercised portion thereof granted to such optionee shall terminate forthwith.

In the event of death of the optionee, the outstanding options shall remain in full force and effect and exercisable by the heirs or administrators of the deceased optionee in accordance with the terms of the agreement for one (1) year from the date of death or  the balance of the option period, which ever is earlier.

Options that expire during a period when the optionee is prohibited from trading the Company’s securities (a “blackout period”),  can be adjusted, without being subject to the approval of the Board of Directors or the shareholders of the Company, to take into account any blackout period imposed on the Optionee by the Company as follows:

(a)
if the expiry date falls within a blackout period imposed on the Optionee by the Company, then the expiry date is the close of business on the 10th business day after the end of such blackout period (the “Blackout Expiration Term”); or

(b)
if the expiry date falls within two business days after the end of a blackout period imposed on the Optionee by the Company, then the expiry date is the date which is the Blackout Expiration Term reduced by the number of days between the original expiry date and the end of such blackout period. By way of example, Options whose expiry date is two business days after the end of the blackout period may be exercised for an additional eight business days.

Subject to the policies of the TSX, the Board of Directors may, at any time, without further action by its shareholders, revise or amend the Plan or any option granted thereunder in such respects as it may consider advisable and, it may do so to:

(a)
ensure that the Options granted thereunder will comply with any provisions respecting stock options in the income tax and other laws in force in any country or jurisdiction of which a participant to whom an Option has been granted may from time to time be resident or a citizen;

(b)           change vesting provisions of an option or the Plan;

(c)	change termination provisions of an option provided, that the expiry date does not extend beyond the original expiry date;

(d)	reduce the exercise price of an option for a participant who is not an Insider, but in no case will it be lower than Market Price; and

(e)	make amendments to correct typographical or clerical errors or to add clarifying statements to ensure the intent and meaning of an option or the Plan is properly expressed.

However, specific disinterested shareholder approval is required to reduce the exercise price of an option for an optionee who is an insider;

All option shares subject to an option become vested in the event of a take-over bid, change of control, arrangement or corporate organization;

The exercise price and the number of common shares which are subject to an option may be adjusted from time to time for share dividends, and in the event of reclassifications, reorganizations or changes in the capital structure of the Company.

Employee Bonus Share Program

In March, 2006, the Company adopted a “trial” employee bonus share program that allows employees to elect to take their bonus in either cash or double the cash amount in common shares (the “Employee Bonus Share Program” or the “Program”).  The Employee Bonus Share Program was ratified by the shareholders of the Company on June 7, 2007 and must be further approved every three years. The key terms of the Program are as follows:

The Program provides for the payment of bonuses to employees, at the election of the Company and when financially prudent to do so, at six month intervals (January and July of each year) and permits employees to elect to take their pre-determined bonus in either cash or double the cash amount in common shares (the “bonus shares”) of the Company at the volume weighted average price which is calculated using the share price on the five trading days prior to the bonus grant date.

In addition, all bonus shares are subject to a 12-month vesting period; and in the event a participant leaves the employment before the 12-month vesting period, the participant is entitled to the original amount of the cash bonus.  The bonus shares shall be granted from the Company’s existing pool of available stock options.  Under the Program, as at the date of this Information Circular, an aggregate of 152,930 bonus shares have been issued to employees of the Company.  In addition, another 917,040 bonus shares have been granted and will be issued under the Program, provided the grantees remain employees of the Company at the end of the 12-month vesting period.  This represents a total of 1,069,970 bonus shares (representing 0.04% of the issued and outstanding common shares of the Company) which have been issued or granted pursuant to the Bonus Share Program.

Only participants selected by the board or compensation committee (the “Committee”) of the board will be entitled to participate in the Program.  The payment of bonuses is “team-based” meaning that it is based upon competitive survey data and the overall financial success of the Company approved for the participants as a group and for each participant within the group.  A participant must inform the Company in writing of an election, if any, to receive his or her bonus in the form of bonus shares within five business days of the grant of such bonus.

The bonus shares, together with all of the Company’s other previously established share compensation arrangements, may not result in the maximum number of common shares issuable:

(a)	to insiders of the Company, at any time, exceeding 10% of the Company’s issued and outstanding common shares on the date of grant of the bonus;

(b)	to insiders within any one year period exceeding 10% of the Company’s issued and outstanding common shares on the date of grant of the bonus;

(c)	to any one individual insider within a one year period, exceeding 5% of the outstanding common shares (on a non-diluted basis) at the time of the grant of the bonus; and

(d)	to any non-employee directors, as a group, exceeding 5% of the outstanding common shares (on a non-diluted basis) at the time of grant of the bonus.

Subject to the policies, rules and regulations of any lawful authority having jurisdiction (including the TSX), the board or the Committee may, at any time, amend or terminate the plan in such respects as it may consider advisable and, it may do so to:

(a)
ensure that the grant of bonus shares will comply with any provisions respecting stock options in the income tax and other laws in force in any country or jurisdiction of which a Participant to whom a bonus share has been granted may from time to time be resident or a citizen;

(b)	change vesting provisions of a bonus share or the plan;

(c)	make amendments to correct typographical or clerical errors or to add clarifying statements to ensure the intent and meaning of a bonus share or the plan is properly expressed;

(d)	the board may not, however, without the consent of the participant, alter or impair any of the rights or obligations under a bonus share theretofore granted;

The Committee may approve a deferral of the payment of bonuses with payment in whole at a later date or in installments over a period of time.  The length of time of deferral or installment period will be determined at the discretion of the Committee.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

None of the proposed directors (or any of their personal holding companies) of the Company:

(a)	is, or during the ten years preceding the date of this Information Circular has been, a director or officer of any company, including the Company, that, while the person was acting in that capacity:

i.
was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

ii.
was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or executive officer of the relevant company in the relevant company, being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

iii.
or within a year of the proposed director nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b)
has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)
any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable securityholder of the Company in deciding whether to vote for a proposed director.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Company, on March 19, 2007, completed a non-brokered private placement of 21,428,571 common shares at a price of $0.56 per share for gross proceeds of $12,000,000.  Dragon Capital, through its affiliated entities and funds under management, purchased an aggregate of 8,571,428 shares, and Zedex purchased 4,374,999 shares. As well, an officer of the Company is a director of Phoenix Gold Fund (Malaysia) which purchased 2,589,286 shares pursuant to the private placement.

The Company, on August 10, 2007, completed an offering of 38,461,538 Units at a price of $0.65 per unit for gross proceeds of $25,000,000.  Dragon Capital, through its affiliated entities and funds under management, purchased an aggregate of 3,846,160 units.

Other than as set forth above or elsewhere in this Management Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any shareholder beneficially owning, directly or indirectly, common shares of the Company, or exercising control or direction over common shares of the Company, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of the Company nor an associate or affiliate of any of the foregoing persons has since January 1, 2007 (being the commencement of the Company’s last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are performed to any substantial degree by a person or company other than the directors or executive officers of the Company or its subsidiaries.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Ernst & Young LLP, Chartered Accountants as auditors of the Company and to authorize the directors to fix their remuneration.  Ernst & Young LLP were first appointed auditors of the Company on April 20, 2004.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

ANY OTHER MATTERS

Pursuant to the Canada Business Corporations Act (“CBCA”), proposals intended to be presented by shareholders for action at the 2009 Annual General Meeting must comply with the provisions of the CBCA and be deposited at the Company’s head office not later than February 2, 2009 in order to be included in the Information Circular and form of proxy relating to such Meeting.

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Management Information Circular.  However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Management Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com “Company Profiles – Olympus Pacific Minerals Inc.”.  The Company’s financial information is provided in the Company’s audited comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above.  Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting Pamela Campagnoni, VP Finance at Suite 500 – 10 King Street East, Toronto, ON  M5C 1C3  (Phone:  (416) 572-2525).

SCHEDULE “A”

CORPORATE GOVERNANCE PRACTICES

The following table addresses the disclosure requirements set out in Form 58-101F1 Corporate Governance Disclosure:

Corporate Governance Disclosure Requirement	The Company’s Approach
1. Board of Directors – (a) Disclose identity of directors who are independent.
(a)   The Company’s three independent directors are Kevin Flaherty, Jon Morda and T. Douglas Willock.  Mr. Flaherty was appointed to the Board on June 7, 2007 as Mr. Meredith, an independent director, did not stand for re-election at the Company’s Annual and Special General Meeting held on June 7, 2007.

(b) Disclose identity of directors who are not independent and describe the basis for that determination.
(b)   The Company’s non-independent directors are David A. Seton and John A.G. Seton  David A. Seton is non-independent insofar as he holds a senior executive position with the Company and John A.G. Seton is non-independent because an immediate family member holds a senior executive position with the Company.

(c)   Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

(c) The board is composed of three independent directors and two non-independent directors.
(d)  If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

(d)      The following directors are presently also directors of the following other reporting issuers:
Kevin Flaherty:  Carpathian Gold Inc., Celtic Minerals Ltd., Courtland Capital, Keeper Resources Inc., Linear Gold Corp., and Meritus Minerals Ltd.
Peter Meredith:  Entrée Gold Inc., Great Canadian Gaming Corporation, Ivanhoe Energy Inc., Ivanhoe Mines Ltd., Jinshan Gold Mines Inc., and SouthGobi Energy Resources Ltd. (formerly Asia Gold Corp.).
John A.G. Seton:,Zedex Minerals Limited and SmartPay Limited
T. Douglas Willock:  Polar Star Mining Corporation.

(e)   Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

(e)    The independent directors of the board do not hold meetings at which non-independent directors and members of management are not in attendance. The        Company holds regular quarterly meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon  for all material matters related to the Company.

(f)    Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

(f)   The board presently does not have an independent director as the chair of the board.  Mr. David A. Seton, the Company’s Chairman and CEO, generally chairs the meetings of the board and actively seeks out the views of independent directors on all board matters.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year
(g)  The Company has held 12 board meetings (10 in 2007 and 2 in 2008) since the beginning of its most recently completed financial year.  The attendance record for its five directors is:  David A. Seton (12/12), Kevin Flaherty (8/9), Peter Meredith (3/4), Jon Morda (12/12), John A. Seton (11/12) and T. Douglas Willock (11/12).

        Messrs. Meredith and Flaherty have had their respective total meeting number adjusted to reflect each of their term of directorship.  Refer to item 1.a) in this schedule.

2. Board Mandate –
Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	A copy of the board’s written mandate is attached to the Management Information Circular as Schedule “B”.
3. Position Description –
(a)   Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(a)   The board has not developed written position descriptions for the chair and the chair of each board committee.  The chair of each of the Audit, Compensation, Corporate Governance and Nominating Committees, acts within the parameters set by their respective committee mandates.

(b)   Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

(b)   The board and the CEO have not, to date, developed formal, documented position descriptions for the Board and the CEO defining the limits of management’s responsibilities.  The board has undertaken a formal review and development of position descriptions and is currently of the view that the respective corporate governance roles of the board and management, as represented by the CEO, are clear and that the limits to management’s responsibility and authority are reasonably well-defined.

4. Orientation and Continuing Education –
(a)   Briefly describe what measures the board takes to orient new directors regarding
i.  The role of the board, its committees and its directors, and
ii. The nature and operation of the issuer’s business

(a)   The Company does not have a formal orientation and education program for new directors. However, new directors are provided with relevant materials with respect to the Company as well as being oriented on relevant corporate issues by the Chairman and CEO.

(b)   Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

(b)  The board currently does not provide continuing education for its directors. By using a board composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the board operates effectively and efficiently.

5. Ethical Business Conduct –
(a)   Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
i.    Disclose how a person or company may obtain a copy of the code;
ii.   Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
iii. Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(a)   The board has adopted a written code of ethics and expectations for business conduct (“Code”) for the directors, officers and employees of the Company. A copy of the Code has been filed under the Company’s profile on SEDAR (www.sedar.com).
The board monitors compliance with the Code. Under the Code, any officer, director or employee of the Company who suspects a violation of a law, regulation or the Code itself is obliged to report it to the Chairman of the Corporate Governance Committee.

The Board has not granted any waiver of its Code in favour of a director or executive officer during 2007 or during the past 12 months and accordingly no material change report has been required.

(b   )Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

(b)   Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions.
A thorough discussion of the documentation related to a material transaction is required for review by the board, particularly independent directors.

(c) Describe any other steps that the board takes to encourage and promote a culture of ethical business conduct.
(c)   The board seeks directors who have solid track records in spheres ranging from legal and financial to exploration and mining in order to ensure a culture of ethical business conduct. In addition every employee is required to acknowledge he or she has reviewed the Code as a condition of employment.

6. Nomination of Directors -
(a) Describe the process by which the board identifies new candidates for board nomination
(a)   As noted in more detail below, the mandate of the Nominating Committee establishes the criteria for board membership, including recommending composition of the board. While the Nominating Committee has the primary responsibility for identifying prospective board members, all qualified candidates proposed by management or others are considered as well. At the present time, the Nominating Committee does not and has not required the assistance of an executive search firm for the identification of candidates for nomination as directors; however, the Committee has the ability to engage such a service as it sees fit.

(b)   Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(b)   The Board has a Nominating Committee, two of the three members of which are independent directors. To encourage an objective nomination process the board, in considering potential nominees, takes into account the current size and composition of the board, the ability of the individual candidate to contribute to the effective management of the Company, the ability of the individual to contribute sufficient time and resources to the board, the current and future needs of the Company, the individual’s direct experience in the mining industry, the individuals direct experience with public companies, the individual’s skills and knowledge and the skills and knowledge of existing members of the board.  The nominee must not have a significant conflicting public company association. Experienced mining directors are currently difficult to source as a result of the high level of activity in the mining sector.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
(c)   The overall purpose of the Nominating Committee is to assist the Board in fulfilling its oversight responsibilities by establishing criteria for board and committee membership, recommending composition of the board and its committees and, as circumstances arise, assessing directors’ performance. The duties and responsibilities of the Nominating Committee are as follows:

(i)   in consultation with the board to establish criteria for board membership and recommend board composition;
(ii)  as circumstances require, to assess the performance and contribution of individual directors; and
    (iii)  to propose to the board, annually, the membersproposed for re-election to the board and identifyand recommend new nominees for the board.

7.Compensation --
(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers
(a)   The Board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors. Directors’ compensation is in the form of stock options and non-executive directors are paid a flat $12,000 per year and additional fees as approved by the Board for the provision of additional services. The Company’s Compensation Committee reviews the amounts and effectiveness of stock option compensation.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.	(b) The Board has a Compensation Committee composed of three independent directors.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
(c)    The Compensation Committee’s primary responsibility is to make recommendations for approval by the Board regarding remuneration of directors and executive officers. The Committee also evaluates the performance of the Company’s senior executive officers and reviews the design and competitiveness of the Company’s compensation plans. The Compensation Committee meets as required but at least twice per year to review and set remuneration.

(d)   If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

(d)   The Company has retained a compensation consulting firm, 3XCD.  The services they have been retained to:

•      Review current compensation packages for senior management and the Board.
•      Provide compensation package recommendations for senior management and the Board.

8. Other Board Committees –
If the board has standing committees other than the audit and compensation committees, identify the committees and describe their function.
In addition to the Audit Committee and the Compensation Committee, the Company has a Corporate Governance Committee and a Nominating Committee which is to provide a focus on corporate governance that will enhance corporate performance, and to ensure on behalf of the board and shareholders of the Company that the Company’s corporate governance system is effective in the discharge of its obligations to the Company’s stakeholders.  Refer to Item 6 (c)  for information relating to the Company’s Nominating Committee.

9. Assessments –
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

The Audit Committee, as part of their annual review, assesses the effectiveness of the board and its independence. The Audit Committee assesses the adequacy of the information provided, the regular nature of the communication between the board and management and reviews whether management is following the mandated strategic direction as set out in the board’s direction and management milestones.

The board assesses the CEO’s effectiveness in attaining the Company’s corporate objectives, budgets and milestones.

Management and directors communicate with shareholders on an ongoing basis, and shareholders are regularly consulted on the effectiveness of board members and senior staff.

SCHEDULE “B”

OLYMPUS PACIFIC MINERALS INC.
(the “Company)

BOARD MANDATE

The Board of Directors (the “Board”) of Olympus Pacific Minerals Inc. (the “Company”) shall have the oversight responsibility, authority and specific duties as described below.

Under the Canada Business Corporations Act, the directors of the Company are required to manage, or supervise the management of, the Company’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Company.  In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board of Directors is responsible for supervising the conduct of the Company's affairs and the management of its business.  This includes setting long term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation.  Although the Board delegates the responsibility for managing the day to day affairs of the Company to senior management personnel, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business.

The Board needs to be satisfied that the Company’s senior management will manage the affairs of the Company in the best interest of the shareholders, and that the arrangements made for the management of the Company’s business and affairs are consistent with the Board’s duties described above.  The Board is responsible for protecting shareholder interests and ensuring that the interests of the shareholders and of management are aligned.  The obligations of the Board must be performed continuously, and not merely from time to time, and in times of crisis or emergency the Board may have to assume a more direct role in managing the affairs of the Company.

In discharging this responsibility, the Board oversees and monitors significant corporate plans and strategic initiatives.  The Board’s strategic planning process includes annual and quarterly budget reviews and approvals, and discussions with management relating to strategic and budgetary issues.  At least one meeting per year is to be devoted substantially to a review of strategic plans proposed by management.

The Board reviews the principal risks inherent in the Company’s business, including financial risks, through periodic reports from management of such risks.   This review takes place in conjunction with the Board’s review of operations and risk issues at each Board meeting, at which time the Board assesses the systems established to manage those risks.  Directly and through the Audit Committee, the Board also assesses the integrity of the internal financial control and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve annual operating and capital budgets, any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets, long-term strategy, organizational development plans and the appointment of senior executive officers.  Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company's business.

The Board also expects management to provide the directors on a timely basis with information concerning the business and affairs of the Company, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively.  The Board expects management to efficiently implement its strategic plans for the Company, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility.

The Board has instructed management to maintain procedures to monitor and promptly address shareholder concerns and has directed and will continue to direct management to apprise the Board of any major concerns expressed by shareholders.

Each Committee of the Board is empowered to engage external advisors as it sees fit.  Any individual director is entitled to engage an outsider advisor at the expense of the Company provided such director has obtained the approval of the Corporate Governance and Nominating Committee to do so.

The roles of each of the Chairman and the Chief Executive Officer will be as set forth in position statements as may be established by the Board from time to time.

This Mandate will be reviewed periodically by the Board of Directors of the Company and supplemented as required from time to time.

The Roles of the Board of Directors

The Board fulfills its mandate through direct oversight, setting policy, appointing committees and appointing management.  Specific responsibilities include the following:

1.	Approving the issuance of any securities of the Company.

2.	Approving the incurrence of any debt by the Company outside the ordinary course of business.

3.	Reviewing and approving the annual and quarterly capital and operating budgets.

4.	Reviewing and approving major deviations from the capital and operating budgets.

5.
Approving the annual financial statements and quarterly financial statements, including the Management Discussion & Analysis, information circulars, annual information forms, annual reports, offering memorandums and prospectuses.

6.	Approving material investments, dispositions and joint ventures, and approving any other major initiatives outside the scope of approved budgets.

7.	Reviewing and approving the Company’s strategic plans, adopting a strategic planning process and monitoring the Company’s performance.

8.	Reviewing and approving the Company’s incentive compensation plans.

9.
Determining the composition, structure, processes, and characteristics of the Board and the terms of reference of committees of the Board, and establishing a process for monitoring the Board and its directors on an ongoing basis.

10.
Appointing Nominating and Corporate Governance Committee, an Audit Committee, a Compensation and Benefits Committee and other Board Committees and delegating to any such committees powers of the Board as appropriate and legally permissible.

11.	Nominating the candidates for the Board to the shareholders, based on recommendations from the Nominating and Corporate Governance Committee.

12.	Ensuring an appropriate orientation and education program for new directors is provided.

13.	Determining whether individual directors meet the requirements for independence under applicable regulatory requirements.

14.	Monitoring the ethical conduct of the Company and ensuring that it complies with applicable legal and regulatory requirements.

15.	Ensuring that the directors that are independent of management have the opportunity to meet regularly.

16.	Reviewing this Mandate and other Board policies and terms of reference for Committees in place from time to time and propose modifications as applicable.

17.
Appointing and monitoring the performance of senior management, formulating succession plans for senior management and, with the advice of the Compensation and Benefits Committee, approving the compensation of senior management.

18.
Ensuring policies and processes are in place for identifying principal business risks and opportunities for the Company, addressing the extent to which such risks are acceptable to the Company, and ensuring that appropriate systems are in place to manage risks.

19.	Ensuring policies and processes are in place to ensure the integrity of the Company’s internal control, financial reporting and management information systems.

20.
Ensuring appropriate policies and processes are in place to ensure the Company’s compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

21.	Exercising direct control during periods of crisis.

22.	Serving as a source of advice to senior management, based on directors’ particular backgrounds and experience.

23.	Ensuring that the directors have direct access to management and, as necessary and appropriate, independent advisors.

24.	Ensuring evaluations of the Board and committee are carried out at least annually.

Organization of the Board of Directors

Independence:
The Company intends to monitor best practices recommendations and to fully comply with the corporate governance requirements relating to the composition and independence of board and committee members under applicable legislation and stock exchange rules by the date of the effectiveness of such legislation and rules or earlier and, through the Nominating and Corporate Governance Committee, to identify additional qualified board candidates where required to meet such requirements.  Consider flexibility not to fully comply and note reasons in AR

Fees:	The Board shall establish guidelines for determining the form and amount of director compensation.

Committees:
The Company has an Audit Committee, a Compensation and Benefits Committee and a Nominating and Corporate Governance Committee.  The Company will have such other committees of the Board as may be required from time to time.

Meetings

The Board holds regular annual and quarterly meetings.  Between the quarterly meetings, the Board meets on an ad hoc basis as required, generally by means of telephone conferencing facilities.  As part of the annual and quarterly meetings, the  outside directors also have the opportunity to meet separate from management.  Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members falling within their specific knowledge and experience.  Each director shall review all Board meeting materials which shall be sent to him 10 days in advance of each meeting and shall make all reasonable efforts for attendance at all Board and Board Committee meetings.